January 4, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Tim Buchmiller
Amanda Ravitz

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form S-3
File No. 333-215286

Acceleration Request
Requested Date:	Friday, January 6, 2017
Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-215286) (the “Registration Statement”) to become effective on Friday, January 6, 2017, at 4:30 p.m. Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, William DuVal at (703) 456-8663.

[Signature page follows]

Very truly yours,

Helius Medical Technologies, Inc.

By:	/s/ Joyce LaViscount
Joyce LaViscount
Chief Financial Officer

cc:	Philippe Deschamps, Helius Medical Technologies, Inc.
Darren DeStefano, Cooley LLP